10028017

STATES
IANGE COMMISSION
D.C. 20549

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SEC FILE NUMBER: 8 -53655

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/09** (MM/DD/YY) AND ENDING **12/31/09** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

Ronin Capital, L.L.C.

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

230 South LaSalle Street
(No. and Street)

Chicago (City) Illinois (State) 60604 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dominic Conenna **(312) 244-5253**
(Area Code - Telephone No.)

SEC Mail Processing Section
MAR 01 2010
Washington, DC
105

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGLADREY & PULLEN, LLP
(Name - *if individual, state last, first, middle name*)

One South Wacker Drive, Suite 800 (Address) **Chicago** (City) **Illinois** (State) **60606** (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Dominic Conenna**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Ronin Capital, L.L.C.**, as of **December 31, 2009**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Financial and Operations Principal
Title

Notary Public

"OFFICIAL SEAL"
Joseph Stevens
Notary Public, State of Illinois
Commission Expires 8/2/2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Members' Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

To the Members
Ronin Capital, L.L.C.
Chicago, Illinois

We have audited the accompanying consolidated statement of financial condition of Ronin Capital, L.L.C. and Subsidiaries (collectively, the Company) as of December 31, 2009, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of Ronin Capital, L.L.C. and Subsidiaries as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
February 26, 2010

Ronin Capital, L.L.C.

Consolidated Statement of Financial Condition
December 31, 2009

Assets	
Cash and cash equivalents	$ 17,996,826
Securities purchased under agreements to resell	3,963,979,507
Deposits with clearing organizations	32,469,043
Receivables from broker-dealers and clearing organizations	435,385,056
Securities owned, at fair value	6,907,127,854
Derivative financial instruments, at fair value	639,779,481
Memberships in exchanges owned, at cost (market value $13,753,860)	10,604,059
Furniture, equipment, software, and leasehold improvements (net of accumulated depreciation of $14,426,753)	5,150,778
Other assets	2,491,322
	$ 12,014,983,926
Liabilities and Members' Equity	
Securities sold under agreements to repurchase	$ 5,773,035,883
Payables to broker-dealers and clearing organizations	809,011,728
Securities sold, not yet purchased, at fair value	4,307,227,052
Derivative financial instruments, at fair value	724,359,281
Accounts payable and accrued expenses	21,873,528
Loan payable	95,000,000
	11,730,507,472
Commitments, contingencies and guarantees	
Members' equity	279,807,219
Non-controlling interest in subsidiary	4,669,235
	$ 12,014,983,926

See Notes to Consolidated Statement of Financial Condition.

Note 1. Nature of Business and Significant Accounting Policies

Ronin Capital, L.L.C., (Ronin) a Delaware limited liability company, is a proprietary trading firm, buying, selling, and dealing as principal in fixed income securities, equity securities, government securities, and derivative financial instruments for its own account. Ronin is a broker-dealer registered under the Securities Exchange Act of 1934 and a member of the Chicago Board Options Exchange, Chicago Board of Trade, Chicago Mercantile Exchange, New York Mercantile Exchange, Eurex, International Securities Exchange and the Fixed Income Clearing Corporation. The Company also engages in the buying, selling and dealing in securities backed or guaranteed by the full faith and credit of the United States government. Ronin wholly or substantially owns subsidiaries including, Ronin Capital Ireland, Limited (Ronin Ireland), Ronin Capital UK, Limited (Ronin UK), Ronin Trading, L.L.C., Arei Fitness, L.L.C., Ronin Profit Plan, L.L.C., Dart Executions, L.L.C. (Dart), and Ronin Trading UK, L.L.P. (Ronin Trading UK) (collectively, the Company).

Ronin Ireland, registered in Dublin, Ireland, is a non-regulated trading company specializing in the trading of European index options, futures, and equity securities. Ronin Ireland is a member of the Eurex. Ronin Trading UK is a Financial Services Authority registered trading companies that maintains a European passport to trade on any exchange that is a member of the European Union. Ronin Trading UK is also a mem ber of the London Stock Exchange, Eurex and Euronext. Ronin Trading, L.L.C. is a market-maker in equity index options on the American Stock Exchange. Dart, a member of the International Securities Exchange, Philadelphia Stock Exchange, NYSE Arca, New York Stock Exchange, Boston Options Exchange, Chicago Board Options Exchange, National Stock Exchange, American Stock Exchange, BATS Exchange and the NASDAQ Stock Market, provides execution services along with direct market access in equity, fixed income and derivative securities.

Principles of consolidation: The consolidated financial statements include the accounts and results of the Company, and its subsidiaries required to be consolidated in accordance with accounting standards generally accepted in the United States of America. All significant intercompany accounts and transactions have been eliminated in consolidation.

The Class B Capital Member (Class B) in Ronin Trading UK as of December 31, 2009 is represented as non-controlling interest in subsidiary in the Company's financial statements. Contributions, withdrawals and allocations of net income result in changes to Class B's ownership percentage and to the non-controlling interests' ownership percentage of Ronin Trading UK. The Company's corresponding changes to members' equity are reflected in the consolidated statements of changes in members' equity. Income is allocated to non-controlling interests based on the negotiated profit split during the period in which the income is earned.

A summary of the Company's significant accounting policies follows:

Accounting policies: The Company follows generally accepted accounting principles (GAAP) to ensure consistent reporting of financial condition, results of operations, and cash flows. References to GAAP issued by the Financial Accounting Standards Board (FASB) in these footnotes are to the FASB's *Accounting Standards Codification,*™ sometimes referred to as the Codification or ASC. The FASB finalized the Codification effective for periods ending on or after September 15, 2009.

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates.

Note 1. Nature of Business and Significant Accounting Policies (Continued)

Securities owned and securities sold, not yet purchased: Securities transactions and related revenues and expenses are recorded on a trade-date basis. The resulting unrealized gains and losses are reflected in principal transactions in the consolidated statement of operations. Securities sold, not yet purchased represent obligations to deliver specified securities at predetermined prices. The Company is obligated to purchase the securities at a future date at then-prevailing prices that may differ from the market values reflected in the consolidated statement of financial condition.

Securities purchased under agreements to resell or sold under agreements to repurchase: Securities purchased under agreements to resell (reverse repurchase agreements or reverse repos) and securities sold under agreements to repurchase (repurchase agreements or repos) are treated as collateralized financing transactions and are carried at amounts at which the securities will be subsequently resold or reacquired, plus accrued interest. It is the Company's policy to take possession or control of securities purchased under agreements to resell with a market value equal to or in excess of the principal amount loaned under resale agreements. The Company is required to provide securities to counterparties in order to collateralize repurchase agreements. The Company minimizes credit risk associated with these activities by monitoring credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited or returned when deemed appropriate. Reverse repos and repos are carried at contract value.

Resale and repurchase activities are generally transacted under master netting agreements that give the Company the right, in the event of default, to liquidate collateral held. The counterparties to all resale and repurchase transactions at December 31, 2009, are major financial institutions.

Derivative financial instruments: Derivative financial instruments include equity options, futures, and options on futures contracts and are recorded at fair value. Futures transactions are recorded in receivable from/payable to broker-dealers and clearing organizations in the consolidated statement of financial condition, netted by broker-dealer. The remaining derivatives are classified as derivative financial instruments in the consolidated statement of financial condition. Unrealized gains and losses on derivative contracts are reflected in principal transactions in the consolidated statement of operations.

Offsetting of amounts related to certain contracts: When the requirements are met, the Company offsets certain fair value amounts recognized for cash collateral receivables or payables against fair value amounts recognized for net derivative positions executed with the same counterparty under the same master netting arrangement.

Receivable from and payable to broker-dealers and clearing organizations: Receivables and payables relating to trades pending settlement are netted in receivable from/payable to broker-dealers and clearing organizations in the consolidated statement of financial condition, netted by broker-dealer and clearing organization. The Company may obtain short-term financing from broker-dealers from whom it can borrow against its proprietary inventory positions, subject to collateral maintenance requirements.

Furniture, equipment, software, and leasehold improvements: Furniture, equipment, software, and leasehold improvements are recorded at cost. Furniture, equipment, and software are depreciated on a straight-line basis over the estimated useful lives of the assets. Leasehold improvements are amortized on a straight-line basis over the lesser of the lease term or the estimated useful lives of the assets.

Note 1. Nature of Business and Significant Accounting Policies (Continued)

Memberships in exchanges owned: The Company's exchange memberships, which represent ownership interests in the exchange and provide the Company with the right to conduct business on the exchanges are recorded at cost, or if any other than temporary impairment in value has occurred, at a value that reflects management's estimates of the impairment. Management believes no such impairment in value occurred in 2009.

Stock in exchanges not required to be held for operating purposes are carried at fair value and are included in securities owned. Realized gains and losses on stock in exchanges are computed based upon specific identifications.

Interest and dividend revenue/expense: The Company recognizes contractual interest on securities owned and securities sold, not yet purchased on an accrual basis and dividend income is recognized on the ex-dividend date. The Company accounts for its secured financing activities on an accrual basis with related interest recorded as interest and dividend income and interest and dividend expense, as applicable.

Fair value of financial instruments: Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. The types of investments included in Level 1 include listed equities, listed derivatives and U.S. government securities.

Level 2: Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly; and fair value is generally determined through the use of models or other valuation methodologies. Investments which are generally included in this category include corporate bonds and loans, less liquid and restricted equity securities and certain over-the-counter derivatives. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3: Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation. Investments that are included in this category generally include equity and debt positions in private companies.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment. The following section describes the valuation techniques used by the Company to measure different financial instruments at fair value and includes the level within the fair value hierarchy in which the financial instrument is categorized.

Investments in securities traded on a national securities exchange, or reported on the NASDAQ national market, are stated at the last reported sales price on the day of valuation. Fair value of exchange-traded contracts is based upon exchange settlement prices. U.S. government securities are valued based on quoted market prices. These financial instruments are classified as Level 1 in the fair value hierarchy.

Note 1. Nature of Business and Significant Accounting Policies (Continued)

Securities traded in the over-the-counter market include corporate bonds that are valued based on broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency. Short-term notes are stated at amortized cost, which approximates fair value. These financial instruments are classified as Level 2 in the fair value hierarchy.

Income taxes: Ronin, Ronin Trading, L.L.C. and Dart are taxed collectively as a partnership under the provisions of the Internal Revenue Code and, accordingly, are not subject to federal and state income taxes. Instead, members are liable for federal and state income taxes on their respective share of the taxable income of the Company.

Ronin Ireland is subject to taxes in Ireland and computes a benefit or provision and files a separate tax return. Additionally, Ronin UK and Ronin Trading UK are subject to tax in the United Kingdom and, accordingly, each entity computes a benefit or provision and files a separate tax return.

FASB ASC topic 740-10, *Income Taxes* provides new guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements and requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. For the year ended December 31, 2009, management has determined that there are no uncertain tax positions.

Ronin is not subject to examination by United States federal and state tax authorities for tax years before 2006. Ronin Ireland is not subject to examination by Irish tax authorities for tax years before 2005. Ronin UK is not subject to examination by HM Revenue and Customs for tax years before 2007.

Cash and cash equivalents: The Company has defined cash equivalents as short-term, highly liquid overnight money market investments with original maturities of less than three months.

Translation of foreign currencies: Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange, while the income statement accounts are translated at average rates of exchange for the year. Gains or losses resulting from foreign currency translations are included in foreign currency translation adjustment in the consolidated statement of operations and reported as a separate component of members' equity.

Recent accounting pronouncements: In December 2007, the FASB released Statement of Financial Accounting Standard 160, *Non-controlling Interests in Consolidated Financial Statements – an amendment of ARB No. 51* (SFAS 160) which is now codified in ASC 810-10, *Consolidation.* SFAS 160 established accounting and reporting requirements for non-controlling interest, which the Company previously referred to as minority interest. SFAS 160 requires non-controlling interest to be reported as a component of equity on the consolidated statements of financial position and the amount of net income attributable to non-controlling interest to be identified on the consolidated statements of operations. SFAS 160 became effective as of January 1, 2009 and the Company applied the presentation as prescribed by SFAS 160 to its consolidated financial statements.

Note 2. Receivables from and Payables to Broker-Dealers and Clearing Organizations

Receivables from and payables to broker-dealers and clearing organizations at December 31, 2009, consist of the following:

	Receivables	Payables
Broker-dealers and clearing organizations	$ 119,751,947	$ 367,771,134
Securities failed-to-deliver/receive	287,249,126	271,313,041
Net receivable for unsettled securities transactions	-	171,064,678
Exchange traded futures - open trade equity	28,394,936	14,640,305
Interest and dividends, net	(10,953)	(15,777,430)
	$ 435,385,056	$ 809,011,728

Note 3. Fair Value of Financial Instruments

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2009:

		Fair Value Measurements Using		
Description	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Cash and cash equivalents:				
Money market mutual funds	$ 16,000,000	$ 16,000,000	$ -	$ -
Deposits with clearing organizations:				
Money market mutual funds	9,970,145	9,970,145	-	-
Receivables from broker-dealers and clearing organizations:				
Exchange traded futures	28,394,936	28,394,936	-	-
Securities owned:				
U.S. government securities	5,510,974,008	5,510,974,008	-	-
Equity securities	803,448,077	803,448,077	-	-
Corporate obligations	592,705,769	-	592,705,769	-
Derivative financial instruments:				
Equity options	248,062,186	248,062,186	-	-
Options on futures	391,717,295	391,717,295	-	-
	$ 7,601,272,416	$ 7,008,566,647	$ 592,705,769	$ -

Note 3. Fair Value of Financial Instruments (Continued)

		Fair Value Measurements Using		
Description	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Liabilities:				
Payables to broker-dealers and clearing organizations:				
Exchange traded futures	$ 14,640,305	$ 14,640,305	$ -	$ -
Financial instruments sold, not yet purchased:				
U.S. government securities	3,727,935,409	3,727,935,409	-	-
Equity securities	463,490,087	463,490,087	-	-
Corporate obligations	115,801,556	-	115,801,556	-
Derivative financial instruments:				
Equity options	331,826,501	331,826,501	-	-
Options on futures	392,532,780	392,532,780	-	-
	$ 5,046,226,638	$ 4,930,425,082	$ 115,801,556	$ -

U.S. government securities owned are pledged to either repurchase counterparties or the broker-dealers on terms which permit those parties to sell or repledge the securities subject to certain limitations.

Note 4. Derivative Financial Instruments

Derivative financial instruments are based upon an underlying asset, index, or reference rate or a combination of these factors. The Company uses derivative financial instruments as part of its trading activities. These financial instruments, which generally include exchange-traded equity options, options on futures, and futures contracts, expose the Company to varying degrees of market and credit risk that may be in excess of the amounts recorded in the consolidated statement of financial condition.

Expanded disclosure is presented, in accordance with recent FASB guidance, to provide the users of the financial statements with an enhanced understanding of the use of derivative instruments, and how derivative and hedging activities affect financial position, performance, and cash flows. The Company adopted the provisions of this guidance effective January 1, 2009.

As a market maker and liquidity provider in various markets, the Company employs arbitrage trading strategies between exchange traded futures and securities. Since the Company's trading is primarily arbitrage in nature, the notional value of open derivative positions is not representative of the risk in the outstanding derivatives contract. The Company's market risk exposure is minimal throughout the year, or neutral as to value-at-risk, as the open derivatives positions have corresponding offsets in other non-derivative instruments.

These derivative contracts are recorded on the statement of financial condition as assets and liabilities measured at fair value and the related realized and unrealized gain (loss) associated with these derivatives is recorded in the statement of operations. The Company does not consider any derivative instruments to be hedging instruments, as those terms are generally understood.

Note 4. Derivative Financial Instruments (Continued)

As of December 31, 2009, the Company's derivative activities had the following impact on the Consolidated Statement of Financial Condition:

Underlying Risk	Statement of Financial Condition Location	Assets at Fair Value	Liabilities at Fair Value	Net
Interest rate	Receivables from / payable to broker-dealers and clearing organizations	$ 35,100,974	$ (7,683,935)	$ 27,417,039
Commodity	Receivables from / payable to broker-dealers and clearing organizations	4,390,310	(3,264,546)	1,125,764
Equity	Receivables from / payable to broker-dealers and clearing organizations	601,376	(15,389,548)	(14,788,172)
Interest rate	Derivative financial instruments	40,768,928	(37,852,294)	2,916,634
Commodity	Derivative financial instruments	286,890,394	(311,342,334)	(24,451,940)
Equity	Derivative financial instruments	312,120,159	(375,164,653)	(63,044,494)
				$ (70,825,169)

Note 5. Furniture, Equipment, Software and Leasehold Improvements

Furniture, equipment, software, and leasehold improvements at December 31, 2009, consisted of the following:

	Amount
Computer equipment and software	$ 13,475,098
Furniture and fixtures	1,640,261
Leasehold improvements	4,462,172
	19,577,531
Less accumulated depreciation	(14,426,753)
	$ 5,150,778

Note 6. Collateral

In the normal course of business, the Company obtains securities under resale agreements on terms which permit it to repledge or resell the securities to others. At December 31, 2009, the Company obtained approximately $3.9 billion of securities on such terms, all of which have been either pledged or otherwise transferred to others in connection with the Company's financing activities, or to satisfy its commitments under proprietary short sales.

Note 7. Loan Payable

The Company has entered into agreements with Zen Holdings, L.L.C. (Zen), the parent company, that provides for redemptions of specified amounts of Zen's Class A interest and simultaneous with such redemptions Zen will loan the Company an amount equal to the redemption. The loans mature on December 31, 2010 and bear interest at the Fed Funds rate plus 1 percent.

Note 8. Commitments and Contingent Liabilities

The Company leases office space under noncancelable and cancelable lease agreements. The lease agreements expire at various dates through November 2013. At December 31, 2009, minimum annual rental commitments, including escalation costs, under leases which have an initial or remaining term of one year or more, were as follows:

	Amount
2010	$ 1,514,989
2011	1,537,258
2012	1,452,067
2013	1,276,409
	$ 5,780,723

The terms of the Company's principal lease require that the Company deposit a standby letter of credit of $942,631.

Note 9. Off-Balance-Sheet Risk and Concentration of Credit Risk

Market risk is the potential change in an instrument's value caused by fluctuations in interest rates, equity prices, credit spreads, or other risks. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of derivative financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company attempts to control its exposure to market risk arising from the use of these financial instruments through various analytical monitoring techniques.

Credit risk arises from the possible inability of counterparties to meet the terms of their contracts. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain. The Company limits credit risk by executing futures and options transactions through regulated exchanges that are subject to the exchanges' counterparty approval procedures and margin requirements.

The Company conducts business with several broker-dealers and organizations for its trading activities. The clearing and depository operations of the Company's trading activities are performed by these brokers pursuant to agreements. The Company monitors the credit standing of these brokers on an ongoing basis. In the event a broker is unable to fulfill its obligations, the Company would be subject to credit risk.

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash. The Company maintains its cash accounts at financial institutions located in the United States and in other countries. The Company had cash at December 31, 2009, that exceeded the balance insured by the Federal Deposit Insurance Corporation. The Company monitors such credit risks and has not experienced any losses related to such risks.

Note 10. Guarantees

The Company is required to disclose information about its obligations under certain guarantee arrangements. Guarantees are defined as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event related to an asset, liability or equity security of a guaranteed party. Guarantees are also defined as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

The Company trades and holds certain fair-valued derivative contracts, which may constitute guarantees. Such contracts include written option contracts. Written options obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the holder exercises the option. Since the Company does not track the counterparties' purpose for entering into a derivative contract, it has disclosed derivative contracts that are likely to be used to protect against a change in an underlying financial instrument, regardless of their actual use.

As of December 31, 2009, the maximum payouts for these contracts are limited to the notional amounts of each contract. Maximum payouts do not represent the expected future cash requirements as the Company's written options positions may be liquidated or expire without being exercised by the holder. In addition, maximum payout amounts are frequently decreased by offsetting positions taken by the Company as part of its hedging activities. The fair values of all written option contracts as of December 31, 2009, are included as liabilities in derivative financial instruments on the consolidated statement of financial condition.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company is a member of various exchanges that trade and clear securities and/or futures contracts. Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange. While the rules governing different exchange memberships may vary, in general the Company's guarantee obligations would arise only if the exchange had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the exchange. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the consolidated financial statements for these agreements and believes that any potential requirement to make payments under these agreements is remote.

The Company has guaranteed the obligations under a clearing broker agreement for a non-affiliated individual that commenced trading activities in 2009. In the event this non-affiliated entity defaults under the clearing broker agreement, the Company would be required to perform under this guarantee. The maximum potential amount of future payments the Company could be required to make under its guarantee at December 31, 2009 is $1,000,000.

Note 11. Benefit Plans

The Company sponsors a profit sharing and savings plan under Section 401(k) of the Internal Revenue Code, covering substantially all U.S. salaried employees. Under the plan, employee contributions are partially matched by the Company. The Company recognized an expense of $461,509 related to this plan during 2009.

Ronin Profit Plan, L.L.C. (the Plan) is a non-qualified profit participation plan that is operated as a wholly-owned subsidiary of the Company. Pursuant to the plan agreement, the Company's Class A Member will contribute capital to the Plan annually, based upon certain benchmarks, to fund future payments to eligible employees who will become Class A Members of the Plan. For the year ended December 31, 2009, the Company achieved the Hurdle Rate return on equity, as defined in the plan agreement and accordingly will fund the Plan in the amount of approximately $4 million.

Note 12. Members' Equity

Ronin Capital, L.L.C.:
Members' equity consists of four classes of members, Class A, AA, B and C. As of December 31, 2009, members are represented in classes A and C. There are no active members in Class AA or B.

The Class A member has the right and full authority to manage, control, administer and operate the business and affairs of the Company.

The Class C capital members include individuals or entities which are traders having trading accounts and the responsibility for the trading in such accounts. Class C capital members are entitled to an interest in the profits and losses of the Company, as defined, in an amount and upon the terms and conditions set forth in each Class C members' agreement. After allocation to the Class C members, profits and losses are further allocated to the Class A Member.

Class AA members are entitled to an allocation of Company profits, as defined, on a preferred basis, but in any case after allocation of Company profits to the Class C members. No Class AA interest shall be allocated Company profits in excess of the Class AA accrued preference, as defined in the operating agreement.

Ronin Trading UK, LLP:
Ronin Trading UK, LLP consists of two classes of members, Class A and B. As of December 31, 2009, members are represented in both classes.

Ronin Capital UK, a wholly owned subsidiary of the Company, and Ronin are the Designated Members of Ronin Trading UK and have the full right and authority to control the affairs of Ronin Trading UK.

The Class B Member is entitled to an interest in the profits and losses of Ronin Trading UK, as defined, in an amount and upon the terms and conditions set forth in the Class B Member's agreement.

Note 13. Regulatory Requirements

Ronin is a broker-dealer subject to the net capital requirements of Rule 15c3-1 of the Securities and Exchange Act and has elected to compute its net capital requirements under the alternative method, as provided by the Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2 percent of aggregate debit balances arising from customer transactions, as defined.

In accordance with Appendix C of Rule 15c3-1, the Company consolidates its wholly-owned subsidiaries using the flow-through capital benefit method. With the exception of Ronin Ireland, the subsidiaries are also subject to regulatory net capital requirements. As of December 31, 2009, Dart had net capital and net capital requirements of $3,034,413 and $1,000,000, and Ronin Trading, L.L.C. had net capital and net capital requirements of $29,485,199 and $100,000. Ronin Ireland had a members' equity of $6,125,980. The net capital requirements of the subsidiaries are included in other deductions, charges and regulatory requirements at 120 percent of their respective requirements in the computation of net capital. At December 31, 2009, Ronin had net capital of $86,282,411 which was $86,032,411 in excess of its $250,000 minimum net capital requirement.

Advances to affiliates, distributions, and other equity withdrawals are subject to certain notification and other provisions of the net capital rules of the SEC and various exchanges the Company is associated with.

Ronin Trading UK is subject to capital requirements of the Financial Services Authority (FSA). Financial resources, as defined, must exceed the total financial resources requirement. At December 31, 2009, Ronin Trading UK had financial resources of approximately $62,351,164, which exceeded the minimum requirements by $26,764,528.

Although Ronin is not exempt from Rule 15c3-3, it does not transact business in securities with, or for, other than members of a national securities exchange and does not carry margin accounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4). Accordingly, there are no amounts reportable under these sections.

Note 14. Subsequent Events

The Company evaluated subsequent events through the date that these financial statements were available to be issued and noted the following:

Subsequent to December 31, 2009, the Company entered into an additional long-term office lease. The lease agreement expires on November 30, 2021 and includes total minimum commitments of approximately $23,000,000. The Company has entered into a standby letter of credit in the amount of $1,750,000 for this lease, which is collateralized by approximately $2.9 million of memberships in exchanges owned.

Ronin Trading, L.L.C. ceased operations in February, 2010.

On February 10, 2010, the Company converted $20,000,000 of the loan payable to Class A member equity.

Subsequent to December 31, 2009, Dart terminated three floor brokers on the CBOE and ceased floor brokerage operations. The Company continues to provide electronic execution services.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 53655

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01 / 01 / 09** (MM/DD/YY) AND ENDING **12 / 31 / 09** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Ronin Capital, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

230 South LaSalle Street
(No. and Street)

Chicago	**Illinois**	**60604**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dominic Connena **(312)-244-5253**
(Area Code - Telephone No.)

SEC Mail Processing Section
MAR 01 2010
Washington, DC
105

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

One South Wacker Drive, Suite 800	**Chicago**	**Illinois**	**60606**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Dominic Connena**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Ronin Capital, L.L.C.**, as of **December 31, 2009,** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Financial and Operations Principal
Title

Notary Public

"OFFICIAL SEAL"
Joseph Stevens
Notary Public, State of Illinois
Commission Expires 8/2/2011

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☐ (b) Consolidated Statement of Financial Condition.
- ☐ (c) Consolidated Statement of Operations.
- ☐ (d) Consolidated Statement of Cash Flows.
- ☐ (e) Consolidated Statement of Changes in Stockholders' Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

McGladrey & Pullen
Certified Public Accountants

Independent Accountants' Report on Applying Agreed-Upon Procedures

Ronin Capital, LLC
230 LaSalle Street
Suite 400
Chicago, IL 60604

Attention: Kelly Huerta

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by Ronin Capital, LLC (the Company), the Securities and Exchange Commission, the Chicago Board of Options Exchange, and SIPC, solely to assist you and these other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement record entries, noting no differences.

2. Compared the Total Revenue amounts of the audited financial statements for the year ended December 31, 2009, less revenues reported on the FOCUS reports for the period from January 1, 2009 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009, noting the following.

Total Revenue per the audited financial statements for the year ended December 31, 2009	$ 514,052,067
Less: revenues reported on the FOCUS report for the period from January 1, 2009 to March 31, 2009	104,222,051
	409,830,016
Difference	74,544,747
Total Revenue per Form SIPC-7T for the period from April 1, 2009 to December 31, 2009	$ 335,285,269

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers , noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments, noting no differences.

5. Compared the amount of any overpayment applied with the Form SIPC-7T on which it was computed, noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

Chicago, Illinois
February 26, 2010

SIPC-7T

(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

053655 CBOE DEC
RONIN CAPITAL LLC 8*8
230 S LASALLE ST STE 400
CHICAGO IL 60604-1407

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 624,234

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (350,628)

Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 273,606

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 273,606

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 273,606

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Ronin Capital LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the ____ day of ______________, 20____.

Financial & Operations Principal
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending Dec 31, 2009
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 335,281,070
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	91,833,146
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	91,833,146
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	17,233,769
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	10,552,963
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	510,230
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): See Attached	57,290,685
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $91,833,146	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	91,833,146
Total deductions	177,420,793
2d. SIPC Net Operating Revenues	$ 249,693,423
2e. General Assessment @ .0025	$ 624,234

(to page 1 but not less than $150 minimum)

Ronin Capital, LLC
Form SIPC-7

Line 2c(8)

Ronin Trading UK LLP	34,024,782
Ronin Capital Ireland	948,694
Ronin Trading LLC	10,562,379
Dart Executions LLC	2,463,371
Intercompany Inc. from Affiliates	9,291,459
	57,290,685

Ronin Capital, L.L.C.

Consolidated Statement of Financial Condition Report
December 31, 2009

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.